Exhibit 10.1

PRESS RELEASE

Magic Software Signs a Leading SAP Business
One Partner in North America

Agreement Signed with Coastal Range Systems of Burnaby, British Columbia, Canada, to
resell Magic's iBOLT Special Edition for SAP Business One

OR YEHUDA, ISRAEL; January 29, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of business application development and integration tools, announced today that it has signed Coastal Range Systems of Burnaby, British Columbia, Canada, to resell Magic’s iBOLT Special Edition for SAP Business One. Coastal Range Systems is one of the most successful SAP Business One resellers in North America.

Magic Software, which recruited its first SAP business partner in December 2004, has quickly increased the size of its network to include more than 220 SAP business partners in 27 countries around the world. Through the strategic partnership with SAP, Magic Software delivers its iBOLTTM Special Edition business integration platform that extends the capabilities of the SAP Business One business management solution for small and medium-sized businesses. With iBOLT Special Edition, companies using SAP Business One for enterprise resource planning can create smoothly flowing business processes between their SAP software, and custom or best-of-breed solutions.

“Our partnership will allow us to sell Magic’s iBOLT Special Edition to both new and existing SAP Business One customers in furtherance of our goal to provide the greatest value and service to our customers,” said Stephen Loyd, President and CEO of Coastal Range Systems. “Small and medium-sized businesses, by their very nature, are entrepreneurial and creative and often have the need to integrate in order to support their particular way of doing business. Magic’s iBOLT Special Edition brings powerful business process management capabilities to small and growing businesses using SAP Business One.”

“Our strong alliance with SAP has allowed us to develop a business relationship with one of the truly outstanding IT consulting companies in North America,” said Eitan Naor, President and CEO of Magic Software Enterprises, Ltd. “Coastal Range Systems joins more than 220 iBOLT Special Edition partners dedicated to meeting the needs of SAP Business One customers by providing fully integrated, smoothly-running business processes that allow for the special requirements of their business.”

Benefits of the Magic Software SAP Business Partner Success Program include software licenses, technical and sales training, marketing tools and support, access to the Partner Portal, newsletters, awards and incentives, as well as opportunities to bundle iBOLT Special Edition with other, non-SAP software.

About iBOLT Special Edition
The multiple award-winning iBOLT Special Edition Integration Suite is an SAP-Certified Integration solution that manages business processes, integration and workflow for SAP Business One. It also allows multiple businesses using different systems and software to consolidate multiple chart-of-accounts, and handle inter-company transactions. In addition, iBOLT Special Edition allows a company to integrate or display website information for purposes such as web-based ordering, customer self-service and product configuration.

About Coastal Range Systems
Coastal Range Systems is a privately owned group of companies that is recognized as the national leader for SAP Business One implementations in Canada and amongst the top ten in North America. Coastal Range has been the recipient of prestigious SAP awards in every year since the initial introduction of Business One in North America, including recognition for implementing the first of these systems in Canada. Other SAP awards include those for Top Performers (2007 & 2006), SAP Business One Canadian Partner of the year (2005), and IQ for Excellence (2004). These presentations recognize Coastal Range Systems achievements in sales, depth of product knowledge, and customer satisfaction. Coastal Range is also an Advanced Business Partner with IBM and a Gold Certified Partner with Microsoft. Coastal Range Systems have offices in British Columbia, Alberta, Ontario, and Nevada.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company’s service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe. For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contacts:
Investor Relations	Media Relations

David Zigdon	Glenn Johnson
Chief Financial Officer	Executive Vice President
Magic Software Enterprises Ltd.	Magic Software Enterprises, Inc.
dzigdon@magicsoftware.com	gjohnson@magicsoftware.com
Tel. +972 (0)3 538 9600	Tel. +1 949.250.1718 ext. 203